■ EXHIBIT 99.1
Corrections for the Expected Financial Figures for 2Q 2008 of POSCO
POSCO has corrected the expected financial figures for 2Q 2008 as follows:
1. The Reason of Correction
POSCO corrected equity in gains/losses, Income before income tax and net income of 2Q 2008 because POSCO Coated & Color Steel Co., Ltd., which is a subsidiary company of POSCO, corrected their net income.
2. Details

				(in billion KRW)
	Before Correction		After Correction
	2008 1H	2008 2Q	2008 1H	2008 2Q
Revenue	13,524	7,458	13,524	7,458

Operating Profit	3,158	1,885	3,158	1,885

Non-Operating Gains/Losses	140	73	122	55

Income before income tax	3,298	1,958	3,280	1,940

Net Income	2,522	1,491	2,507	1,476

3. Others
- Figures provided above are based on unaudited financial statements of the Company.
Certain contents are subject to change during the course of auditing process.
- This announcement is related to the report on Form 6-K dated on July 14, 2008